EMERGENT BIOSOLUTIONS INC.
2273 Research Boulevard, Suite 400
Rockville, MD 20850
December 9, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael Rosenthall, Esq.
Re: Emergent BioSolutions Inc.
Registration Statement on Form S-3
File No. 333-155311
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Emergent BioSolutions Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-155311), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern time on December 10, 2008, or as soon as practicable thereafter.
The Company hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ Daniel J. Abdun-Nabi
	Name:	Daniel J. Abdun-Nabi
	Title:	President and Chief Operating Officer